Exhibit 99.137

DeFi Technologies Expands BTC Treasury Holdings and Diversifies into Solana, CORE and CORE DAO Staking

●	Expanded Bitcoin Holdings: The Company has increased its BTC holdings by purchasing an additional 94.34 BTC, bringing the total to 204.34 BTC, reaffirming its confidence in BTC as a primary treasury reserve digital asset.

●	Addition of Solana (SOL) to Treasury: The Company has diversified its treasury by acquiring 12,775 SOL tokens, recognizing SOL’s high-performance blockchain, low transaction fees, and strong market activity, with a trading volume of US$393.71 billion and a liquidity TVL of US$865.97 million.

●	Addition of CORE (CORE) to Treasury and CORE DAO Staking: The Company has purchased 1,484,148 CORE tokens and plans to participate in CORE's staking facility, which enhances yield opportunities and contributes to network security, further diversifying the Company's income streams and strengthening its position in the DeFi ecosystem.

TORONTO, July 18, 2024 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the expansion of its digital asset treasury strategy. The Company has purchased an additional 94.34 BTC, bringing its total BTC holdings to 204.34 BTC. Additionally, the Company has acquired 12,775 SOL tokens and 1,484,148 CORE tokens, with plans to actively participate in CORE DAO's staking facility.

Expanded Bitcoin Holdings

Following the Company’s initial acquisition of 110 BTC in June 2024, the Company has continued to bolster its confidence in BTC as a primary treasury reserve asset. The additional purchase of 94.34 BTC, for a total of 204.34 BTC reaffirms the Company’s commitment to this leading digital asset, recognizing its unique characteristics as a scarce and finite asset, and its potential as a hedge against inflation and a safeguard against monetary debasement.

Addition of Solana (SOL) to Treasury

In a strategic move to diversify the Company’s treasury, the Company has acquired 12,775 SOL tokens. SOL stands out with its high-performance, permissionless blockchain, capable of processing up to 65,000 transactions per second, thanks to its unique Proof of History and Proof of Stake combination. This scalability and efficiency surpass many of its peers.

SOL’s low transaction fees and rapid processing times lower barriers for developers, fostering a strong user base and impressive fee generation. The platform's trading volume has reached US$393.71 billion, indicating robust market activity and user engagement. The liquidity Total Value Locked (“TVL”) stands at US$865.97 million, reflecting substantial assets held in liquidity pools, which support trading activities. Since its inception, SOL’s decentralized finance landscape has attracted 24,591,311 traders and executed 1,847,335,349 swaps, highlighting its high transactional activity and efficiency.

Overall, SOL’s technical strengths, significant market activity, and ongoing enhancements position it as a promising investment, offering a scalable and efficient platform for a wide range of decentralized applications.

Addition of CORE To Treasury and Participation in CORE DAO's Staking

The Company is also pleased to announce that it has purchased 1,484,148 CORE tokens and intends to participate in CORE's staking facility. CORE’s innovative staking solution enables holders to stake BTC non-custodially enhancing yield opportunities and contributing to network security and stability. The Company’s participation in this staking facility not only diversifies its income streams but also strengthens its collaborative relationship with CORE Foundation and involvement in the broader DeFi ecosystem. CORE is proving to be a leading BTC scaling chain with over 55% of BTC hash rate participation,US$138.5M in TVL, and 5,000+ BTC staked (~US$320M).

"We are thrilled to announce these significant advancements in our digital asset treasury strategy," said Olivier Roussy Newton, CEO of DeFi Technologies. "Our increased BTC holdings, strategic investment in SOL, CORE and participation in CORE's staking facility reflect our commitment to leveraging the most promising opportunities in the decentralized finance landscape. These actions not only diversify our balance sheet but also align with our mission to bridge traditional capital markets with the innovative world of DeFi."

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Near (NEAR), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Company’s digital asset treasury strategy; participation in CORE’s staking facility;; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited staking returns on the CORE staking facility; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief  Executive Officer

ir@defi.tech
(323) 537-7681

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